Exhibit 99.1

SKF Changes Its Reporting Date for the First Half-Year 2007

GOTEBORG, Sweden--(BUSINESS WIRE)--June 11, 2007--SKF (Nasdaq:SKFR) (STO:SKFA) (STO:SKFB) (LSE:SKFB) will be reporting its interim report for the first half-year of 2007 on 18 July at 7 a.m. (CET).

The date has been changed from 17 July.

Aktiebolaget SKF (publ.)

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